UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 10

AMERICAN EAGLE OUTFITTERS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02553E 10 6

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

1800 Moler Road

Columbus, Ohio 43207

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐

CUSIP No. 02553E 10 6

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1.	Names of Reporting Person: Jay L. Schottenstein S.S. or I.R.S. Identification No. of Above Individual (optional): N/A
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds: 00
5.	Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 9,574,636 8. Shared Voting Power: 5,764,903 9. Sole Dispositive Power: 9,574,636 10. Shared Dispositive Power: 245,407

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,339,539
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%
14.	Type of Reporting Person: IN

CUSIP No. 02553E 10 6

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ITEM 1.	Security and Issuer

(a)		Title of Class of Securities: Common Stock, $0.01 par value
(b)		Name of Issuer: American Eagle Outfitters, Inc.
(c)		Address of Issuer’s Principal Executive Offices:
77 Hot Metal Street
Pittsburgh, Pennsylvania 15203

ITEM 2.	Identity and Background

(a)	(1)	Jay L. Schottenstein
	(2)	SEI, Inc. (f/k/a Retail Ventures, Inc.)
	(3)	Geraldine Schottenstein Hoffman

(b)	(1)	1800 Moler Road, Columbus, Ohio 43207
	(2)	1800 Moler Road, Columbus, Ohio 43207
	(3)	1800 Moler Road, Columbus, Ohio 43207

(c)	(1)	Chairman of the Board
	(2)	N/A
	(3)	N/A

(d)	Criminal convictions: Not applicable

(e)	Civil proceedings: Not applicable

(f)	Citizenship: All of the reporting persons are United States Citizens

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.	Purpose of Transaction

            The reporting persons evaluate each of their investments, including the Company and the Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below.  Based on current circumstances and such ongoing evaluation the reporting persons may, from time to time, acquire additional Shares, continue to own Shares or dispose of Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4.  The reporting persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Company and the Shares at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4.  In reaching any conclusions as to its future course of action, the reporting persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company's business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting persons, any contractual obligations to which the reporting persons are now or may in the future become subject, including in respect of the financing of their ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including but not limited to, the market price of the Shares and other investment alternatives.  From time to time the reporting persons may enter into discussions with the Company and/or third parties, concerning their holding of the Shares and possible future extraordinary transactions involving the reporting persons and the Company and such third persons.  There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting persons, the terms of any transaction, or the timing or certainty of any transaction.

CUSIP No. 02553E 10 6

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ITEM 5.	Interest in Securities of the Issuer

(1)	Jay L. Schottenstein

(a)

Amount Beneficially Owned: 15,339,539 shares; Percent of Class: 7.1% (Includes 7,979,994 shares held by SEI, Inc. (f/k/a Retail Ventures, Inc.), 69.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor; Mr. Schottenstein is also the Chairman and Chief Executive Officer of SEI, Inc.; 297 shares held for the benefit of Mr. Schottenstein's child; 1,560,172 shares subject to options exercisable within 60 days; and 5,764,903 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is either Trustee or Trust Advisor.)

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 9,574,636 shares
(ii) Shared power to vote or to direct the vote: 5,764,903 shares
(iii) Sole power to dispose or to direct the disposition of: 9,574,636 shares
(iv) Shared power to dispose or to direct the disposition of: 245,407 shares

	(c)	Transactions effected by Mr. Schottenstein and by family trusts as to which Mr. Schottenstein is either trustee or trust advisor during the past 60 days: None

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

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(2)	SEI, Inc. (f/k/a Retail Ventures, Inc.)

	(a)	Amount Beneficially Owned: 7,979,994 shares; Percent of Class: 3.7%

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,979,994 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 7,979,994 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

	(c)	Transactions effected by SEI, Inc. during the past 60 days: None

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

CUSIP No. 02553E 10 6

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(3)	Geraldine Schottenstein Hoffman

	(a)	Amount Beneficially Owned: 15,768,682 shares; Percent of Class: 7.3% (The shares are held in trusts for the benefit of family members as to which Ms. Hoffman is trustee).

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,649,148 shares
(ii) Shared power to vote or to direct the vote: 11,119,534 shares
(iii) Sole power to dispose or to direct the disposition of: 15,523,275 shares
(iv) Shared power to dispose or to direct the disposition of: 245,407 shares

	(c)	Transactions effected by Ms. Hoffman through family trusts as to which Ms. Hoffman is either trustee or trust advisor during the past 60 days: None

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

CUSIP No. 02553E 10 6

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ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    Jay L. Schottenstein, Ann S. Deshe, Susan Schottenstein Diamond, and Geraldine Schottenstein Hoffman entered into a Statement of Understanding dated as of April 7, 1999, by which each would advise the others a reasonable time prior to making sales of shares of the issuer's stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of them. If there are limits on the number of shares that may be sold at such time, the parties agreed that sales would be made pro rata in accordance with each individual's ownership of the issuer shares.

                By letter dated June 5, 2006 addressed to Mr. Schottenstein, Ms. Diamond and Ms. Hoffman, Ms. Deshe withdrew her participation in the Statement of Understanding dated as of April 7, 1999 and thereby terminated her membership in the group within the meaning of Section 13(d)(3) of the Act. The letter was agreed to and accepted by Mr. Schottenstein, Ms. Diamond and Ms. Hoffman on June 14, 2006.

                    By letter dated November 15, 2007 addressed to Mr. Schottenstein and Ms. Hoffman, Ms. Diamond withdrew her participation in the Statement of Understanding dated as of April 7, 1999 and thereby terminated her membership in the group within the meaning of Section 13(d)(3) of the Act. The letter was agreed to and accepted by Mr. Schottenstein and Ms. Hoffman on November 15, 2007.

ITEM 7.   Material to Be Filed as Exhibits

A “Statement of Understanding”, dated as of April 7, 1999, entered into by Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman, was previously filed and incorporated herein by reference.

A letter dated as of June 5, 2006 from Ms. Deshe to Mr. Schottenstein, Ms. Diamond and Ms. Hoffman withdrawing Ms. Deshe's participation in the "Statement of Understanding" dated as of April 7, 1999 was previously filed and incorporated herein by reference.

A letter dated as of November 15, 2007 from Ms. Diamond to Mr. Schottenstein and Ms. Hoffman withdrawing Ms. Diamond's participation in the "Statement of Understanding" dated as of April 7, 1999.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 15, 2007		/s/ Jay L. Schottenstein
Jay L. Schottenstein

SEI, INC.

DATED: November 15, 2007	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Chairman

DATED: November 15, 2007		/s/ Geraldine Schottenstein Hoffman
Geraldine Schottenstein Hoffman

EXHIBIT A

Susan S. Diamond

320 Parkview

Bexley, Ohio 43209

November 15, 2007

Jay L. Schottenstein

c/o 1800 Moler Rd.

Columbus OH 43207

Mrs. Geraldine Schottenstein Hoffman

For herself and Lori Schottenstein

490 N. Columbia

Bexley OH 43209

Dear Jay and Geraldine:

        Effective as of the date of this letter, I hereby withdraw my participation in the Statement of Understanding dated April 7, 1999, as filed with the Securities and Exchange Commission (SEC file no. 005-49559), regarding the notification to you regarding the sales of shares of American Eagle Outfitters stock and all other terms and conditions of said Statement of Understanding.

Very truly yours,

/s/ Susan S. Diamond
Susan S. Diamond

Agreed to by:

/s/ Jay L. Schottenstein

Jay L. Schottenstein

/s/ Geraldine Schottenstein Hoffman

Geraldine Schottenstein Hoffman

For herself and on behalf of Lori Schottenstein